SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OneStream, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68278B107
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68278B107	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Alkeon Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,900,213 shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,900,213 shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,213 shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

*As more fully described in Item 4, the reported shares of Class D common stock, par value $0.0001 per share (“Class D Common Stock”) are subject to the 9.99% Blocker (as defined in Item 4) and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock (as defined in Item 2(d)) that would be issuable upon the full conversion of the shares of Class D Common Stock and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Persons, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

CUSIP No. 68278B107	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Panayotis D. Sparaggis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,900,213 shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,900,213 shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,213 shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON HC, IN

*As more fully described in Item 4, the reported shares of Class D Common Stock are subject to the 9.99% Blocker and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the full conversion of the shares of Class D Common Stock and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Persons, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

CUSIP No. 68278B107	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:

The name of the Issuer is OneStream, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 191 N. Chester Street Birmingham, Michigan, 48009.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Alkeon Capital Management LLC (“Alkeon”), a Delaware limited liability company and the investment manager to certain funds (the “Alkeon Funds”), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) issuable upon conversion of shares of Class D Common Stock directly held by the Alkeon Funds; and

(ii)	Panayotis D. Sparaggis (“Mr. Sparaggis”) the Founder and Managing Director of Alkeon, with respect to the shares of Class A Common Stock issuable upon conversion of shares of Class D Common Stock directly held by the Alkeon Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 350 Madison Avenue, 20th Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited liability company. Mr. Sparaggis is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

Item 2(e).	CUSIP NUMBER:

68278B107

CUSIP No. 68278B107	13G	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 28,224,262 shares of Class A Common Stock outstanding as of August 30, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on September 3, 2024, and assumes the conversion of the shares of Class D Common Stock held by the Alkeon Funds, subject to the 9.99% Blocker (as defined below).

CUSIP No. 68278B107	13G	Page 6 of 7 Pages

Pursuant to the terms of the shares of Class D Common Stock, the Reporting Persons cannot convert any of the shares of Class D Common Stock to the extent the Reporting Persons would beneficially own, after any such conversion more than 9.99% of the outstanding shares of Class A Common Stock (the “9.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert all of the shares of Class D Common Stock due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. The Alkeon Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock. Alkeon Innovation Master Fund II, LP or Alkeon Innovation Master Fund II, Private Series LP, each an Alkeon Fund, may have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Class A Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Not applicable.

CUSIP No. 68278B107	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

ALKEON CAPITAL MANAGEMENT, LLC

By: /s/ Jennifer Shufro
Name: Jennifer Shufro
Title: Compliance Officer

/ s/ Panayotis D. Sparaggis
PANAYOTIS D. SPARAGGIS